Michael W. Stockton

Secretary

The Growth Fund of America

6455 Irvine Center Drive

Irvine, CA 92618-4518

Mailing address:

333 South Hope Street

Los Angeles, CA 90071-1406

(213) 486-9308 Tel

mws@capgroup.com

October 27, 2015

Alison White

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:	The Growth Fund of America (the “Fund”)
File Nos. 002-14728 and 811-00862

Dear Ms. White:

This letter is in response to the oral comments you provided on October 5, 2015, regarding the Amendment No. 100 to the Registration Statement on Form N-1A. We hereby file Post-Effective Amendment No. 101 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 60 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the Registration Statement.

Prospectus

Principal investment strategies and principal risks

1.	The principal investment strategies section should be enhanced. For instance, the Fund could disclose if there is a particular market capitalization that the Fund focuses on, the maximum limit of its investments outside of the United States, or if investing in emerging markets or other types of securities are principal strategies. Please revise the Fund’s disclosure accordingly.

Response: We have updated the disclosure to address this comment. Please note that although one of the Fund’s principal investment strategies is investing in securities of issuers outside of the United States, the Fund generally invests only a small position in securities of issuers in emerging markets. We have included a reference to emerging markets’ securities in the principal risk related to investing outside the United States because it is a subset of those investments that could have an enhanced risk profile. Although investing in preferred stocks and convertible bonds are not principal strategies of the Fund, we include a reference to those types of securities in the principal risks section since they are a subset of the larger growth type securities category.

Investment objective, strategies and risks

2.	Investment objectives, strategies and risks section should be more fulsome than the Principal Strategies and Principal Risks sections. See I.M. Guidance 2014-08.

Response: We have updated the disclosure to address this comment.

Fund results

3.	The prospectus states that unless otherwise noted, Fund results reflect any fee waivers and/or expenses reimbursements in effect during the periods presented. Please disclose whether there are any fee waivers or expense reimbursements in effect during the period.

Response: Certain share classes had fee waivers and expense reimbursements at different times. Those fee waivers and/or expense reimbursement were reflected in the Fund’s annual fund operating expenses table or the Fund’s statement of additional information at the time the waivers and/or reimbursements were in effect.

Statement of Additional Information

4.	Please disclose that the Fund will not hold more than 15% in illiquid securities.

Response: The Fund will comply with the requirements under the 1940 Act, including limitations on investments in illiquid securities. We recognize that the Commission has proposed a rule that would codify the Commission’s guidance regarding illiquid securities. When any such rule is effective, we will reconsider the Fund’s disclosure.

Finally, as requested, the Fund acknowledges that:

·	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

·	should the Commission or the staff, acting pursuant to delegated authority, allow the filing to go automatically effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We intend for the Fund’s Registration Statement to be automatically effective on November 3, 2015. If you have any questions, please do not hesitate to contact me at (213) 486-9392.

Sincerely,

/s/Liliane Corzo

Liliane Corzo

Senior Counsel